

Mail Stop 3561

September 15, 2017

George Gemayel
President, Chief Executive Officer and Director
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana CA 92707

>   **Re: Greenkraft, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed May 3, 2017**
>   **File No. 000-53047**

Dear Mr. Gemayel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 13

1. Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

Exhibits

2. Please amend your filing to include the certification of your chief financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure